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                                March 13, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn.: Ms. Maria Gabriella Bianchini

        RE:     KABIRA TECHNOLOGIES, INC. REGISTRATION STATEMENT ON
                FORM S-1 (FILE NO. 333-41484) - APPLICATION FOR WITHDRAWAL

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, Kabira Technologies, Inc. (The "Company") hereby submits this application for withdrawal of its Registration Statement on Form S-1 (File No. 333-41484) together with all exhibits and amendments thereto (the "Registration Statement"), relating to the proposed initial public offering of the shares of the Company's Common Stock, effective as of the date hereof. The Company is requesting withdrawal of the Registration Statement due to continuing unfavorable conditions in the financial markets which make it impossible to consummate an underwritten public offering of our Common Stock.

        We hereby confirm that no securities have been sold or offered for sale pursuant to the Registration Statement or the Prospectus contained therein. We request that the effectiveness of the withdrawal of the Registration Statement be confirmed by facsimile at (415) 446-5199, with a copy to Herb Fockler of Wilson Sonsini Goodrich & Rosati at (650) 496-4367.

        Please feel free to contact the undersigned at (415) 446-5044 or Herb Fockler or Ramsey Hanna of Wilson Sonsini Goodrich & Rosati at (650) 493-9300, if you have any questions or comments.


                                                Very truly yours,

                                                Kabira Technologies, Inc.

                                                By: /s/ Rodger Weismann
                                                    ------------------------
                                                    Rodger Weismann
                                                    Chief Financial Officer